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3/5/2003

03002892

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 24 2003 207 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. L. Baker & Co., Incorporated
(d.b.a. Baker & Co., Incorporated)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1940 East Sixth Street
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa Henahan (216) 696-0167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCurdy & Associates CPA's, Inc.
(Name – *if individual, state last, first, middle name*)

27955 Clemens Road	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa J. Henahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. L. Baker & Co., Incorporated, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DEBBIE L. WHIGHAM
Notary Public, STATE OF OHIO
My Commission Expires Oct. 29, 2006

Signature

VICE PRESIDENT, CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Schedules

D. L. Baker & Co., Incorporated
(d.b.a. Baker & Co., Incorporated)
Cleveland, Ohio

December 31, 2002

D. L. Baker & Co., Incorporated
Financial Statements and Additional Information
For the Year Ended December 31, 2002

CONTENTS

McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
D. L. Baker & Co., Incorporated
(d.b.a Baker & Co., Incorporated):

We have audited the accompanying statement of financial condition of D. L. Baker & Co., Incorporated, (d.b.a. Baker & Co., Incorporated) as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. L. Baker & Co., Incorporated, as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 9, 2003

D. L. Baker & Co., Incorporated
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 186,605
Receivables from clearing broker and other broker-dealers	90,438
Securities owned, at market value	777,789
New York Stock Exchange membership, at lower of cost or market, market value of $2,000,000	40,324
Furniture and equipment at cost, net of accumulated depreciation of $41,367	18,138
Total Assets	**$1,113,294**

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 62,149
Total Liabilities	**$ 62,149**
Stockholders' equity:	
Common stock, without par value, authorized 500 shares, issued and outstanding 204 shares, at stated value	1,020
Additional paid-in capital	394,494
Retained earnings	655,631
Total Stockholders' Equity	**1,051,145**
Total Liabilities and Stockholders' Equity	**$1,113,294**

The accompanying notes are an integral part of these financial statements.

D. L. Baker & Co., Incorporated
Statement of Income
Year Ended December 31, 2002

Revenues:	
Commissions	$ 2,504,832
Interest and dividends	213,841
Net unrealized and realized loss on securities held in inventory	(284,943)
Other	354,690
Total Revenues	**$2,788,420**
Operating expenses:	
Employee compensation and benefits	$1,559,728
Promotion and advertising	248,240
Office and equipment rentals	193,815
Communications and supplies	137,630
Professional fees	23,975
Regulatory fees and related expenses	103,137
Other operating expenses	730,017
Total Operating Expenses	**2,996,542**
Net Loss	**($ 208,122)**

The accompanying notes are an integral part of these financial statements.

D. L. Baker & Co., Incorporated
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$1,020	$394,494	$939,233	$1,334,747
Net loss	0	0	(208,122)	(208,122)
Dividends paid	0	0	(75,480)	(75,480)
Balance at December 31, 2002	**$1,020**	**$394,494**	**$655,631**	**$1,051,145**

The accompanying notes are an integral part of these financial statements.

D. L. Baker & Co., Incorporated
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income (loss)	$(208,122)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	8,914
Realized loss on security sales	100,100
Unrealized loss on securities	184,843
Decrease in prepaid expenses	3,338
Decrease in accounts receivable	27,504
Decrease in other assets	8,248
Increase in accounts payable and accrued expenses	18,541
Net cash provided by operating activities	**143,366**
Cash flows provided by (used in) investing activities:	
Proceeds from sales of securities	458,226
Purchase of securities	(446,593)
Net cash used in investing activities	**11,633**
Cash flows provided by (used in) financing activities:	
Payments of dividends	(75,480)
Net cash used in financing activities	**(75,480)**
Net increase in cash and cash equivalents	79,519
Cash and cash equivalents at beginning of period	107,086
Cash and cash equivalents at end of period	**$186,605**
Supplemental disclosures:	
Interest paid	$ 0
Income taxes paid	$ 23,216

The accompanying notes are an integral part of these financial statements.

D. L. Baker & Co., Incorporated
Notes to Financial Statements
December 31, 2002

Note 1 – Organization and Operations

D. L. Baker & Co., Incorporated (d.b.a. Baker & Co., Incorporated) referred to herein as the "Company", is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm.

Note 2 – Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Customers' securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Receivables from clearing broker and other broker-dealers is recorded at the amount expected to be collected with no allowance for doubtful accounts. This policy reflects historical performance and projected trends.

Securities owned are carried at market value, and the difference between cost and market value is reflected in revenue. The aggregate cost of securities owned as of December 31, 2002, was $777,789. Net unrealized depreciation at December 31, 2002 was $184,843.

Fixed assets are recorded at cost. Depreciation is calculated on the straight-line basis, using estimated useful lives of five to ten years. Leasehold improvements are amortized over the remaining term of the lease for office facilities or the useful life, whichever is shorter. Depreciation and amortization expense for the year ended December 31, 2002 is $8,914.

For financial reporting purposes, cash and cash equivalents consist of cash and money market funds. At December 31, 2002, $50,000 of the Company's cash balance is associated with a Good Faith Deposit at its principal clearing broker and is therefore restricted as to use.

Note 3 - Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum net capital requirement is $100,000 under the Securities and Exchange Commission Rule 15c3-1(a)(1). The Company falls under this rule as it intends to participate from time to time as an underwriter of unit trusts and position various securities to facilitate its retail

Note 3 – Net Capital Provision of Rule 153c-1 (Cont'd)

activities. Net capital may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $766,309 which was $666,309 in excess of the minimum requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires the Company to maintain a ratio of aggregate indebtedness, as defined, to net capital of not more than 15 to 1. At December 31, 2002, the ratio was .08 to 1.

Note 4 – Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note 5 - Employee Benefit Plan

The Company has a qualified profit-sharing plan for all employees who meet certain requirements as to age and length of service. Contributions are allocated as a percentage of eligible salaries. Annual contributions to the plan are at the discretion of the Board of Directors. The Company expensed $30,000 for the current years contribution.

Note 6 – Commitments and Contingencies

The Company occupies and utilizes office space in Cleveland, Ohio and Sarasota, Florida. Terms of the lease of the Cleveland office is for five years, expiring July 1, 2004, with the option to renew this lease for one five-year renewal term. The current lease of the Florida office runs through December 31, 2004 with an option to renew for another three years. The Company also leases equipment on a month to month basis.

Rental expense for all operating leases, including month-to-month leases, amounted to $72,087 for the year ended December 31, 2002. Minimum commitments under operating leases as of December 31, 2002 are as follows:

Year	Operating Lease Commitments
2003	$70,184
2004	46,160
2005	556
2006	0
2007	0

Note 6 – Commitments and Contingencies (Cont'd)

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

Note 7 – New York Stock Exchange Membership

The Company is a member of the New York Stock Exchange, Inc., and this membership is carried on the accompanying statement of financial condition at cost. The last contracted sale of a membership on the New York Stock Exchange, Inc. as of December 31, 2002, was $2,000,000.

The Company leases its New York Exchange membership under a contract with a Non Broker-Dealer. The contract, effective November 1, 1999, can be terminated by either party with a 60 day notice. During 2002, the Company recorded rental income of $324,000 associated to this lease arrangement. This amount is included in other income. This lessee is an employee of the Company and commission income earned by him is recorded in the Company's statement of income. Commission expense is also recorded in an amount equal to commission income less any expenses paid by Baker & Co. to operate the lessee's New York office.

Note 8 – Federal Income Taxes

Effective July 1, 1987, the stockholders of the Company elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As such, the taxable income of the Company is included in the individual tax returns of the stockholders and a provision for income taxes is not recorded in the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2002

Schedule I

D. L. Baker & Co., Incorporated
Computation of Net Capital Under Rule 15c3-1
December 31, 2002

Net Capital:	
Total stockholders' equity from statement of financial condition	$1,051,145
Deductions and/or charges:	
Nonallowable assets (see schedule attached)	111,462
Net Capital Before Haircuts on Security Positions	939,683
Haircuts on securities (computed pursuant to Rule 15c3-1(f))	173,374
Net Capital	**$ 766,309**
Computation of aggregate indebtedness:	
Total liabilities from statement of financial condition	$ 62,149
Computation of net capital requirement:	
6-2/3% of total aggregate indebtedness	$ 4,145
Minimum required net capital	$ 100,000
Net capital requirement	$ 100,000
Excess Net Capital	**$ 666,309**
Percentage of aggregate indebtedness to net capital	.08 to1
Excess net capital at 1,000%	**$ 765,895**

Differences between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS report are as follows.

Net capital, as reported in Company's unaudited FOCUS	$835,185
Net audit adjustments	(68,876)
Net capital as reported in Schedule I	$766,309

Schedule II

D. L. Baker & Co., Incorporated
Schedule of Nonallowable Assets
December 31, 2002

Description	Amount
NASDAQ common stock	$ 53,000
Exchange seat membership	40,324
Furniture and equipment, net of accumulated depreciation	18,138
	$111,462

Schedule III

D. L. Baker & Co., Incorporated
Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2002

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

To The Board of Directors
D. L. Baker & Co., Incorporated
(d.b.a. Baker & Co., Incorporated)

In planning and performing our audit of the financial statements of D. L. Baker & Co., Incorporated (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 9, 2003